Qilian International Holding Group Ltd.

January 2, 2020

VIA EDGAR

Ms. Bonnie Baynes

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Qilian International Holding Group Ltd. Amendment No. 2 to Registration Statement on Form F-1 Submitted November 27, 2019 File No. 377-02698

Dear Ms. Baynes:

Qilian International Holding Group Ltd. (the “Company”, “Qilian,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 5, 2019 regarding its Registration Statement on Form F-1 (the “Registration Statement”) submitted on November 27, 2019. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No.2 to the Registration Statement on Form F-1 (“Amendment No.2”) is being submitted publicly to accompany this response letter.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary

Our History and Corporate Structure, page 7

1. We note your response to comment 1. Please clarify whether Gansu QLS or any of its subsidiaries are restricted in the amount of capital they are able to contribute to Qilian International Holding Group Limited or any of its wholly-owned subsidiaries or the amount of capital they are able to repatriate from Qilian International Holdings Group Limited or any of its wholly-owned subsidiaries as a result of non-compliance with PRC SAFE Circular 37.

Response: The Company respectfully advises the Staff that only capital contributions to a special purpose vehicle and repatriation of profits and dividends derived from such special purpose vehicle by its shareholders are limited as a result of non-compliance with PRC SAFE Circular 37. Gansu QLS and its subsidiaries are only controlled by Qilian International Holdings Group Limited through contractual arrangements and they are not shareholders of Qilian International Holdings Group Limited, thus Gansu QLS or any of its subsidiaries are not restricted in the amount of capital they are able to contribute to Qilian International Holding Group Limited or any of its wholly-owned subsidiaries or in the amount of capital they are able to repatriate from Qilian International Holdings Group Limited or any of its wholly-owned subsidiaries as a result of non-compliance with PRC SAFE Circular 37. The controlling shareholders of Gansu QLS have completed registrations in accordance with Circular 37, while the shares of shareholders having not completed the registration only account for 3.64% of the total shares of Gansu QLS shareholders who have executed the VIE Agreements. In addition, our WFOE has completed all foreign exchange registration procedures as a foreign investment enterprise. Therefore, the cross-border capital activities between Qilian International Holding Group Limited or any of its wholly-owned subsidiaries and Gansu QLS or any of its subsidiaries are not restricted.

Exhibit Index, page 129

2. Please have counsel revise its opinion in Exhibit 5.1 so that the number of ordinary shares, including the ordinary shares issuable upon exercise of the underwriters' warrants and the ordinary shares issuable upon exercise by the underwriters of their over-allotment option, is consistent with the number of such shares listed on the registration statement cover page.

Response: In response to the Staff’s comment, Ogier, the Company’s counsel with respect to the laws of the Cayman Islands, updated its opinion letter accordingly.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Zhanchang Xin
Zhanchang Xin
CEO

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC